Exhibit (a)(1)(H)
Subject: Willis Group Holdings Limited — Offer to Purchase Eligible Stock Options (Reminder)
Dear <forename>,
We want to remind you that the Offer Period for Willis Group Holdings Limited’s Offer to Purchase Eligible Stock Options will expire at 5 p.m. New York Time (Eastern Daylight Time) on August 6, 2009, unless extended by the Company.
If you have not yet made your election regarding your Eligible Options and you wish to do so, you must complete your election through the online portal at www.willisoptionexchange.com before the Offer expires. Otherwise, your Eligible Options will not be exchanged for cash and will remain outstanding under the existing option terms.
If you have already made your election but wish to change your mind, you may change your election through the online portal at www.willisoptionexchange.com, provided that you complete the process before the Offer expires. Otherwise, your existing election will be accepted by the company without any changes.
Please refer to the Offer to Purchase (found on the online portal) for more information regarding making or changing your election.
Your login details for www.willisoptionexchange.com were previously supplied to you by email; if you no longer have these details or require further assistance accessing your account, please contact Global Shares by email at willis@globalshares.com or by telephone using any of the following numbers:

Europe:	+353 23 88 33 062	9am – 5pm (British Summer Time)
North America/Latin America:	+1 (347) 853-7332	9am – 5pm (Eastern Daylight Time)
North America/Latin America:	+1 (650) 206-2629	9am – 5pm (Pacific Daylight Time)
Asia Pacific:	+86 21 6279 7208	9am – 5pm (China Standard Time)
Kindest Regards
Global Shares